UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK (1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,446,086,110 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,446,086,110 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,446,086,110 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 84.85% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure includes (i) 3,076,525,523 shares of common stock, par value $0.01 per share (the “Sprint Common Stock”), of Sprint Corporation (“Sprint”) held directly by Starburst I, Inc.(“Starburst”) and 314,980,663 shares of Sprint Common Stock held directly by Galaxy Investment Holdings, Inc. (“Galaxy”), both of which are wholly owned indirect subsidiaries of SoftBank Group Corp. (“SoftBank”), as discussed further herein; and (ii) a warrant issued by Sprint to Starburst, dated July 10, 2013, for the purchase of 54,579,924 shares of Sprint Common Stock (the “Warrant”), which is subject to anti-dilution adjustments, as described in the Warrant. The Galaxy holdings include 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of an award of restricted stock units (the “RSUs”) that are outstanding and unvested as of the date of this Schedule 13D.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank, Starburst and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,006,698,492 outstanding shares of Sprint Common Stock as of April 25, 2018, as set forth in the Business Combination Agreement (as defined herein), and including shares of Sprint Common Stock issuable upon exercise of the Warrant.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Starburst I, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,131,105,447 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,131,105,447 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,105,447 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.10% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects (i) 3,076,525,523 shares of Sprint Common Stock held directly by Starburst and (ii) shares of Sprint Common Stock underlying the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,006,698,492 outstanding shares of Sprint Common Stock as of April 25, 2018, as set forth in the Business Combination Agreement, and including shares of Sprint Common Stock issuable upon exercise of the Warrant.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Galaxy Investment Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 314,980,663 (1) (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 314,980,663 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 314,980,663 (1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.86% (3)
14	Type of Reporting Person HC, CO

(1)	Such figure includes 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of RSUs that are outstanding and unvested as of the date of this Schedule 13D.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,006,698,492 outstanding shares of Sprint Common Stock as of April 25, 2018, as set forth in the Business Combination Agreement.

EXPLANATORY NOTE

This Amendment No. 11 (this “Schedule 13D Amendment”) is being filed jointly on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Starburst”) and Galaxy Investment Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “Sprint” or the “Issuer”). This Schedule 13D Amendment amends the Schedule 13D filed by SoftBank, Starburst, Sprint and Starburst III, Inc., a Kansas corporation, on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, as amended on August 6, 2013 and August 27, 2013, as amended and restated on September 18, 2013, and as amended on August 19, 2015, August 28, 2015, September 30, 2015 and December 29, 2017 (as amended and/or restated from time to time, the “Schedule 13D”), which relates to the common stock of Sprint, par value $0.01 per share (the “Sprint Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to incorporate by reference the Item 4 disclosure set forth below.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 29, 2018, Sprint entered into a Business Combination Agreement (the “Business Combination Agreement”) with T-Mobile US, Inc., a Delaware corporation (“T-Mobile”), Huron Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of T-Mobile (“T-Mobile Merger Company”), Superior Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of T-Mobile Merger Company (“Merger Sub”), Starburst, Galaxy (together with Starburst, the “SoftBank US HoldCos”) and for the limited purposes set forth therein, Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (“Deutsche Telekom”), Deutsche Telekom Holding B.V., a besloten vennootschap met beperkte aansprakelijkheid organized and existing under the laws of the Netherlands (“DT Holding”), and SoftBank.

Pursuant to the Business Combination Agreement and upon the terms and subject to the conditions described therein, (i) the SoftBank US HoldCos will merge with and into T-Mobile Merger Company, with T-Mobile Merger Company continuing as the surviving entity and as a wholly owned subsidiary of T-Mobile (the “HoldCo Mergers”), and (ii) immediately following the HoldCo Mergers, Merger Sub will merge with and into Sprint, with Sprint continuing as the surviving corporation and as an indirect wholly owned subsidiary of T-Mobile (the “Merger” and, together with the HoldCo Mergers, the “Merger Transactions”). Pursuant to the Business Combination Agreement, (i) at the effective time of the HoldCo Mergers, all the issued and outstanding shares of common stock of Galaxy, $0.01 par value per share, and all the issued and outstanding shares of common stock of Starburst, $0.01 par value per share, held by SoftBank Group Capital Limited, a private limited company incorporated in England and Wales and a wholly owned subsidiary of SoftBank and the sole stockholder of Galaxy and Starburst (“SoftBank UK”) and the sole stockholder of Galaxy and Starburst, will be converted such that SoftBank UK will receive an aggregate number of shares of common stock of T-Mobile, par value $0.00001 per share (the “T-Mobile Common Stock”) equal to the product of (x) 0.10256 (the “Exchange Ratio”) and (y) the aggregate number of shares of Sprint Common Stock held by the SoftBank US HoldCos, collectively, immediately prior to the effective time of the HoldCo Mergers, and (ii) at the effective time of the Merger, each share of Sprint Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Sprint Common Stock that were held by the SoftBank US HoldCos or are held by Sprint as treasury stock) will be converted into the right to receive a number of shares of T-Mobile Common Stock equal to the Exchange Ratio. SoftBank and its affiliates will receive the same amount of T-Mobile Common Stock per share of Sprint Common Stock as all other Sprint stockholders.

Immediately following the Merger Transactions, Deutsche Telekom and SoftBank are expected to hold approximately 42% and 27% of the fully diluted shares of T-Mobile Common Stock, respectively, with the remaining approximately 31% of the fully diluted shares of T-Mobile Common Stock held by public stockholders.

Pursuant to the Business Combination Agreement and upon the terms and subject to the conditions described therein, in connection with the Merger, each option to purchase Sprint Common Stock (other than under Sprint’s Employees Stock Purchase Plan) will be converted into an option to purchase T-Mobile Common Stock; each time-based restricted stock unit award covering Sprint Common Stock will be converted into a time-based restricted stock unit award covering T-Mobile Common Stock; with respect to each performance stock unit award covering Sprint Common Stock (a “PSU Award”) for which performance is measured using the volume-weighted average price of Sprint Common Stock (the “VWAP”), for the portion of such PSU Award subject to performance-based vesting, the VWAP will be deemed equal to the greatest of (x) the VWAP over the five (5) consecutive trading day period ending with the second complete trading day prior to the effective time of the Merger, (y) the VWAP over any 150 calendar day period as specified in the applicable award agreement as of the effective time of the Merger and (z) the VWAP corresponding to “target” level performance for such PSU Award, and the entire portion of such PSU Award will be converted into a time-based restricted stock unit award covering T-Mobile Common Stock; with respect to each PSU Award for which performance is not measured using the VWAP, for the portion of any such PSU award subject to performance-based vesting, performance will be deemed met at “target” levels, and the entire portion of such PSU award will be converted into a time-based restricted stock unit award covering T-Mobile Common Stock; and the purchase period underway under Sprint Employees Stock Purchase Plan will terminate and each outstanding purchase right thereunder will be exercised.

The consummation of the Merger Transactions and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) is subject to obtaining the consent of the holders of a majority of the outstanding shares of Sprint Common Stock in favor of the adoption of the Business Combination Agreement (the “Sprint Stockholder Approval”). Subsequent to the execution of the Business Combination Agreement, SoftBank entered into a support agreement (the “SoftBank Support Agreement”), pursuant to which it has agreed to cause SoftBank UK, Galaxy and Starburst to deliver a written consent in favor of the adoption of the Business Combination Agreement, which will constitute receipt by Sprint of Sprint Stockholder Approval. As of April 25, 2018, SoftBank beneficially owned approximately 84.85% of the Sprint Common Stock outstanding. Under the terms of the SoftBank Support Agreement, SoftBank and its affiliates are generally prohibited from transferring ownership of Sprint Common Stock prior to the earlier of the consummation of the Merger and the termination of the Business Combination Agreement in accordance with its terms. The consummation of the Transactions is also subject to obtaining the consent of the holders of a majority of the outstanding shares of T-Mobile Common Stock in favor of the issuance of T-Mobile Common Stock in the Merger Transactions (the “T-Mobile Stock Issuance Approval”) and in favor of the amendment and restatement of T-Mobile’s Certificate of Incorporation in its entirety in the form attached as Exhibit A to the Business Combination Agreement (the “T-Mobile Charter Amendment” ) (collectively, the “T-Mobile Stockholder Approval”). Subsequent to the execution of the Business Combination Agreement, Deutsche Telekom entered into a support agreement, pursuant to which it has agreed to deliver a written consent in favor of the T-Mobile Stock Issuance and the T-Mobile Charter Amendment, which will constitute receipt by T-Mobile of the T-Mobile Stockholder Approval. As of April 25, 2018, Deutsche Telekom beneficially owned approximately 63.5% of the T-Mobile Common Stock outstanding. Under the terms of the Deutsche Telekom Support Agreement, Deutsche Telekom and its affiliates are generally prohibited from transferring ownership of T-Mobile Common Stock prior to the earlier of the consummation of the Merger and the termination of the Business Combination Agreement in accordance with its terms.

The consummation of the Transactions is also subject to the satisfaction or waiver, if legally permitted, of certain other conditions, including, among other things, (i) the accuracy of representations and warranties and performance of covenants of the parties, (ii) the effectiveness of the registration statement for the shares of T-Mobile Common Stock to be issued in the Merger Transactions, and the approval of the listing of such shares on the NASDAQ Global Select Market (“NASDAQ”), (iii) receipt of certain regulatory approvals, including approvals of the Federal Communications Commission, applicable state public utility commissions and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and favorable completion of review by the Committee on Foreign Investments in the United States (“CFIUS”), (iv) specified minimum credit ratings for T-Mobile on the closing date of the Transactions (after giving effect to the Merger) from at least two of the three credit rating agencies, subject to certain qualifications, and (v) no material adverse effect with respect to Sprint or T-Mobile since the date of the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties and covenants customary for a transaction of this nature. Sprint and SoftBank, and T-Mobile and Deutsche Telekom, are each subject to restrictions on their ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit Sprint’s and T-Mobile’s boards of directors to comply with their respective fiduciary duties. Subject to certain exceptions, each of the parties has agreed to use its reasonable best efforts to take or cause to be taken actions necessary to consummate the Transactions, including with respect to obtaining required government approvals. The Business Combination Agreement also contains certain termination rights for both Sprint and T-Mobile. In the event that T-Mobile terminates the Business Combination Agreement in connection with a failure to satisfy the closing condition related to the specified minimum credit ratings noted above, then in certain circumstances, T-Mobile may be required to pay Sprint $600 million.

In accordance with the Business Combination Agreement, upon consummation of the Transactions, the T-Mobile board of directors will consist of fourteen members, comprising nine directors designated by Deutsche Telekom (of which nine directors, at least two will be independent directors under the listing standards of NASDAQ), four directors designated by SoftBank (of which four directors, at least two will be independent directors under the listing standards of NASDAQ), and T-Mobile’s chief executive officer. Pursuant to the terms of the Business Combination Agreement, T-Mobile, SoftBank and Deutsche Telekom will also enter into an amended and restated stockholders’ agreement (the “Stockholders Agreement”), a form of which is attached as Exhibit E to the Business Combination Agreement, which will become effective upon the closing of the Transactions, and which will govern, among other things, the composition of T-Mobile’s board of directors following the closing of the Transactions. The Stockholders Agreement will also set forth certain consent rights for each of SoftBank and Deutsche Telekom over certain material transactions of T-Mobile and will contain a non-compete which will apply to SoftBank, Deutsche Telekom and their respective affiliates, subject to certain exceptions, until such time as SoftBank’s or Deutsche Telekom’s ownership in T-Mobile has been reduced below an agreed threshold.

In addition, pursuant to the terms of the Business Combination Agreement, SoftBank and Deutsche Telekom will enter into a proxy, lock-up and right of first refusal agreement (the “PLR Agreement”), a form of which is attached as Exhibit F to the Business Combination Agreement, which will become effective upon the closing of the Transactions, and which will set forth certain rights and obligations in respect to the shares of T-Mobile Common Stock owned by each of SoftBank, Deutsche Telekom and their respective affiliates to enable Deutsche Telekom to consolidate T-Mobile into Deutsche Telekom’s financial statements following the consummation of the Transactions. Among other terms, these rights and obligations will require SoftBank to agree to vote its shares of T-Mobile Common Stock as directed by Deutsche Telekom and will restrict SoftBank from transferring its shares of T-Mobile Common Stock in a manner that would prevent Deutsche Telekom from consolidating T-Mobile into Deutsche Telekom’s financial statements following the consummation of the Transactions, subject in each case to certain exceptions set forth in the PLR Agreement. In addition, the PLR Agreement will impose certain restrictions on SoftBank’s and Deutsche Telekom’s ability to transfer their shares of T-Mobile Common Stock in the four year period following the closing of the Transactions and will provide each of SoftBank and Deutsche Telekom with a right of first refusal with respect to proposed transfers of shares of T-Mobile Common Stock by the other party, subject in each case to certain exceptions and limitations set forth in the PLR Agreement. As a result of the PLR Agreement, T-Mobile is expected to continue to be a “Controlled Company” for purposes of NASDAQ rules following consummation of the Merger, which provides T-Mobile with exemptions from certain corporate governance requirements under the NASDAQ rules.

The foregoing description of the Business Combination Agreement, the SoftBank Support Agreement, the Deutsche Telekom Support Agreement, the Stockholders Agreement and the PLR Agreement is not complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 2.1 hereto, the SoftBank Support Agreement attached as Exhibit 99.14 hereto, the form of Deutsche Telekom Support Agreement attached as Exhibit C to the Business Combination Agreement, the form of Stockholders Agreement attached as Exhibit E to the Business Combination Agreement and the form of PLR Agreement attached as Exhibit F to the Business Combination Agreement, each of which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of April 29, 2018, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) and shared power to vote or direct the vote of up to the number of shares of Sprint Common Stock set forth in the table below and may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own		Percent of Voting Power of Sprint Common Stock(1)
SoftBank Group Corp.	3,446,086,110	(2)	84.85%
Starburst I, Inc.	3,131,105,447	(3)	77.10%
Galaxy Investment Holdings, Inc.	314,980,663	(4)	7.86%

(1)	The respective percentages of beneficial ownership are based on 4,006,698,492 outstanding shares of Sprint Common Stock as of April 25, 2018, as set forth in the Business Combination Agreement, and, in the case of SoftBank and Starburst, 54,579,924 shares of Sprint Common Stock issuable upon exercise of the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018.
(2)	Consists of 3,076,525,523 shares of Sprint Common Stock held directly by Starburst and 54,579,924 shares of Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018; and 314,980,663 shares of Sprint Common Stock held directly by Galaxy (which includes 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of an award of restricted stock units (the “RSUs”) that are outstanding and unvested as of the date of this Schedule 13D Amendment).
(3)	Consists of 3,076,525,523 shares of Sprint Common Stock held directly by Starburst and 54,579,924 shares of Sprint Common Stock issuable upon exercise of the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.
(4)	Consists of 314,980,663 shares of Sprint Common Stock held directly by Galaxy (which includes 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of an award of RSUs that are outstanding and unvested as of the date of this Schedule 13D Amendment). Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in Sprint Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

“The information set forth in Item 4 is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended by adding Exhibits 99.13 and 99.14 as follows:

“99.13	Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corp., Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V. and SoftBank Group Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Sprint Corporation on April 30, 2018)

99.14	Support Agreement, dated as of April 29, 2018, by and among SoftBank Group Corp., SoftBank Group Capital Limited, Starburst I, Inc., Galaxy Investment Holdings, Inc., T-Mobile US, Inc. and Deutsche Telekom AG (filed herewith).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2018

SOFTBANK GROUP CORP.

By:	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman and CEO

STARBURST I, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President